August 3, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:    Irene Paik

Re:	Nautilus Biotechnology, Inc.
Registration Statement on Form S-1
File No. 333-258100

Acceleration Request
Requested Date: August 6, 2021
Requested Time: 4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nautilus Biotechnology, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-258100) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Zachary B. Myers at (858) 350-2350.

Sincerely,

NAUTILUS BIOTECHNOLOGY, INC.

/s/ Sujal Patel
Sujal Patel
Chief Executive Officer

cc:	Anna Mowry
Matthew Murphy
Nautilus Biotechnology, Inc.

Robert F. Kornegay
Zachary B. Myers
Wilson Sonsini Goodrich & Rosati, P.C.